HOLLINGER INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2006	March 31, 2006

(expressed in thousands of dollars)
ASSETS

CURRENT

Cash and cash equivalents	$17,957	$18,645
Restricted cash (note 2)	28,509	33,757
Accounts receivable	918	915
Amounts due from related parties (note 3)	822	839
Prepaid expenses	489	1,031
Assets held for sale (note 5)	8,209	8,209

	56,904	63,396

MORTGAGE RECEIVABLE	2,993	2,949
INVESTMENTS (note 4)	140,915	154,112
PROPERTY AND EQUIPMENT	1,554	1,588
RESTRICTED CASH (note 2)	9,916	9,916
FUTURE INCOME TAX ASSETS	11,011	11,011

	$223,293	$242,972

LIABILITIES

CURRENT

Accounts payable and accrued liabilities	$12,245	$9,983
Amounts due to related parties (note 3)	74,465	75,617
Income taxes payable	6,163	5,536
Dividends payable - Series II Preference Shares	5,087	5,276
Retractable preference shares (note 4)	6,992	7,647
Senior secured notes (note 6)	103,704	108,531

	208,656	212,590

FUTURE INCOME TAXES	23,962	26,020
POST RETIREMENT BENEFITS	9,736	9,837

	242,354	248,447

SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK (note 7)	345,932	345,932
CONTRIBUTED SURPLUS	22,732	22,706
ACCUMULATED OTHER COMPREHENSIVE INCOME	78	(190)
DEFICIT	(387,803)	(373,923)

	(19,061)	(5,475)

	$223,293	$242,972
Contingencies and legal matters (notes 8, 9 and 10)
Subsequent events (note 13)

APPROVED ON BEHALF OF THE BOARD:

(Signed) Stanley Beck	(Signed) Randall C. Benson
Director	Director

See accompanying notes to consolidated financial statements.

HOLLINGER INC.
CONSOLIDATED STATEMENTS OF ACCUMULATED
OTHER COMPREHENSIVE INCOME
(Unaudited)

	Three months ended June 30, 2006	Three months ended June 30, 2005

(expressed in thousands of dollars)

BALANCE - Beginning of period	$(190)	$(122)

Foreign currency translation adjustment	268	2

BALANCE -End of period	$78	$(120)

HOLLINGER INC.
CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited)

	Three months ended
	June 30,
	2006	2005

(expressed in thousands of dollars)

DEFICIT - Beginning of period	$(373,923)	(318,049)

Net loss for the period	(13,880)	(21,002)

DEFICIT -End of period	$(387,803)	$(339,051)

HOLLINGER INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended
	June 30,
	2006	2005

(expressed in thousands of dollars except share and per share amounts)

REVENUE

Investment and dividend income	$1,570	$2,657
Newspaper publishing revenues	838	769
Other revenues	278	409

	2,686	3,835
EXPENSES

Newspaper publishing expenses	700	819
Amortization	93	141
General and administrative	2,889	1,954
Directors' fees	139	1,507
Stock-based compensation	26	-
Professional fees and other expenses	2,415	4,386
Unrealized (gains) on investments	13,196	13,850
Unrealized (gains) on Series II Preference shares	(655)	(687)
Gain on sale of property		(370)
Interest on senior secured notes	3,360	3,769
Interest expense - Series 11 Preference Shares	42	46
Interest expense - related parties	1,861	1,812
Other interest	203	127

	24,269	27,354

NET FOREIGN CURRENCY GAINS	5,969	156

NET LOSS BEFORE INCOME TAXES	(15,614)	(23,363)

PROVISION FOR (RECOVERY OF) INCOME TAXES
Current	323	147
Future	(2,057)	(2,508)
	(1,734)	(2,361)

NET LOSS FOR THE PERIOD	$(13,880)	$(21,002)

Loss per retractable common share

Basic	$(0.40)	$(0.60)

Diluted	$(0.40)	$(0.60)

Weighted average shares outstanding - Basic and fully diluted	34,945,776	34,945,776

See accompanying notes to consolidated financial statements.

HOLLINGER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended June 30,
	2006	2005

(expressed in thousands of dollars)

CASH FLOWS FROM

OPERATING ACTIVITIES

Net loss for the year	$(13,880)	$(21,002)

Items not affecting cash
Amortization	93	141
Stock-based compensation	26	-
Unrealized losses on investments	13,196	13,850
Unrealized (gains) on Series II Prcfererence shares	(655)	(687)
Gain on sale of property	-	(370)
Foreign exchange on senior secure notes	(4,827)	1,479
Other	225	199

	(5,822)	(6,390)

Changes in non-cash items related to operating activities
Accounts receivable	(3)	(355)
Prepaid expenses	542	34
Accounts payable	2,262	(2,402)
Income taxes payable	627	(25)
Future income taxes	(2,058)	(2,509)
Amounts due to/from related parties	(1,135)	1,966
Post retirement benefits paid	(101)	170
Dividends payable	(189)	160

	(5,877)	(9,351)

INVESTING ACTIVITIES

Additions to investments	-	-
Restricted cash	5,248	10,913
Proceeds from sale of property and equipment	-	4,087
Additions to property and equipment	(59)	(157)

	5,189	14,843

FINANCING ACTIVITIES
	-	-

	-	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(688)	5,492

CASH AND CASH EQUIVALENTS - Beginning of period	18,645	6,557

CASH AND CASH EQUIVALENTS - End of period	$17,957	$12,049

Supplemental disclosure of financing and investing activities

Interest paid	$27	$2

Income taxes paid	$115	$125

See accompanying notes to consolidated financial statements.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

OVERVIEW

Hollinger Inc. is an open-end investment holding company and a "mutual fund corporation" under the Income Tax Act (Canada).  Unless the context otherwise requires, when used in these notes, the term "Corporation" refers to Hollinger Inc. and its direct and indirect subsidiaries other than Sun-Times Media Group, Inc. ("Sun-Times", formerly Hollinger International Inc.) and its subsidiaries.  The Corporation's principal asset is its interest in Sun-Times, in which it held approximately 66.8% of the voting interest and 17.4% of the equity interest at June 30, 2006. Subsequent to June 30, 2006, the Corporation's percentage ownership in Sun-Times increased to 70.1% of the voting interest and 19.7% of the equity interest due to the implementation by Sun-Times of its stock repurchase program.  Sun-Times is a newspaper publisher with assets that include the Chicago Sun-Times and a number of community newspapers in the Chicago area.  As at June 30, 2006, the Corporation also owns a portfolio of commercial real estate in Canada and a newspaper in Costa Rica.  By December 31, 2006, the Corporation had sold, or entered into agreements to sell, properties comprising a significant portion of this commercial real estate portfolio.

The Corporation's Series II preference shares are retractable at the option of the holder, for an amount based on the market trading value of Sun-Times Class A share. The Corporation's common shares (the "Common Shares") are retractable, at the option of the holder, for an amount based on the market value of the Corporation's net assets, determined on a non-consolidated basis.

Under applicable corporate law, the Corporation cannot redeem shares or declare or pay dividends in certain circumstances.  These circumstances include if there are reasonable grounds for believing that the Corporation is, or would after such payment be, unable to pay its liabilities as they become due. The Corporation is currently prevented from honouring retractions of Series II preference shares and Common Shares as a consequence of it being in default under the terms of the indentures governing the 11.875% senior secured notes due 2011 issued in March 2003 (the "Senior Notes") and the 11.875% senior secured notes due March 2011 issued in September 2004 (the "Second Priority Notes", and together with the Senior Notes, the "Notes").

As a result of the inability by the Corporation to file its financial statements on a timely basis, on June 1, 2004, the Ontario Securities Commission (the "OSC") issued a management and insider cease trade order (the "MCTO") prohibiting certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation until the MCTO is revoked.  In order to have the MCTO revoked, the Corporation must make an application to the OSC.

In addition, the Corporation has not held an annual meeting since June 25, 2003.  The Board of Directors has set May 7, 2007 as the date of the Corporation's Annual Meeting of Shareholders.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

On December 7, 2006, the Corporation obtained a decision from certain Canadian securities regulatory authorities permitting the Corporation to file these financial statements, subject to certain conditions. The management of the Corporation is responsible for the preparation of the accompanying interim consolidated financial statements.  The interim consolidated financial statements have been prepared in accordance with Canadian  generally accepted accounting principles ("GAAP") and are considered by management to present fairly the financial position, operating results and cash flows of the Corporation.  The interim financial statements have not been audited, reviewed or otherwise verified for accuracy and completeness of information by the Corporation's independent auditors.

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and going concern

These consolidated financial statements have been prepared in accordance with GAAP using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the indentures governing its Notes (collectively, the "Indentures") (see note 6), contingent liabilities related to various disputes, investigations and legal proceedings (see notes 8, 9 and 10), the suspension of dividends by Sun-Times (see note 4), the decline in the trading value of the Sun-Times Class A shareShares, the Corporation's limited cash resources and its continuing shortfall in cash inflows to meet its cash outflows, principally relating to  professional fees and interest expense.  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with GAAP for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with GAAP are not provided. These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the audited annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Corporation for  March 31, 2006. The results of operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

2.	RESTRICTED CASH

Restricted cash is comprised as follows:

	June 30, 2006	March 31, 2006
SEC escrow arrangements (a)	$27,775	$33,007
Cash security for certain directors' indemnities (b)	8,177	8,197
Cash security for certain officers' indemnities (c)	511	509
Escrow held to support certain obligations of subsidiary (d)	752	750
Cash security for post-employment obligations (e)	1,210	1,210
	$38,425	$43,673

	June 30, 2006	March 31, 2006
Classified as current assets (a) and (d)	$28,509	$33,757
Classified as long-term assets (b), (c) and (e)	9,916	9,916
Restricted cash	$38,425	$43,673

(a)
The Corporation agreed with the United States Securities and Exchange Commission (the "SEC") to deposit certain past dividend income from Sun-Times  and, subject to any overriding rights of the holders of Senior Notes, the amount of any similar subsequent distributions made by Sun-Times, net of applicable withholding taxes, into an escrow account with a licensed trust company.  Amounts held in the escrow account are in US dollars.  The escrow agreement provides that the Corporation has access to the escrowed funds for ordinary business and certain other enumerated purposes.  The final disbursement of funds held in this escrow was made on February 27, 2007 and the escrow has been terminated.

(b)	Beginning in June 2004, the Corporation placed certain amounts in trust in support of the Corporation's indemnities in respect of certain former directors.

On February 26, 2007, the Corporation announced that it had entered into an agreement to settle all of its disputes with five of its former directors (Walker, Carroll, Metcalfe, Wakefield and Vale) (see note 8(n)).

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors will be collapsed.  An aggregate of $1.25 million will be paid to the former directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6.0 million for unpaid directors fees and departure bonuses.  An additional $0.7 million will be paid out of the trusts towards the legal fees and disbursements of the former directors.  The balance will be returned to the Corporation.  All legal proceedings between the parties will be dismissed and the parties will release each other from all claims.

(c)	On March 8, 2005, the Corporation agreed to establish a similar trust to that described in (b) above in support of the Corporation's indemnities in respect of two of its officers.

(d)
On February 17, 2006, $750,000 was deposited in escrow with the law firm Davies Ward Phillips & Vineberg LLP in support of the obligations of 10 Toronto Street Inc. ("TSI"), a wholly owned subsidiary of the Corporation, in connection with the sale of the real property located at 10 Toronto St., Toronto, Ontario.  It is anticipated that this escrow will terminate and the funds will be returned to TSI once the sale is completed in May 2007 (see note 5(b)).

(e)
In April 1998, the Corporation paid to The Domgroup Ltd. Trust an amount of $1.2 million in support of group health benefits for specified retirees of the former Dominion Stores.  Based on a triennial actuarial valuation, if there is a deficit in the trust, the Corporation is required to immediately fund the deficit.  Alternatively, if there is a surplus, the Corporation is permitted to reduce the amount of funds held in the trust.  Based on the actuarial valuation as at December 31, 2005, the Corporation's obligations are fully funded by the funds held in the Trust.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

3.	RELATED PARTIES

Amounts due from and due to related parties are comprised as follows:

	June 30, 2006	March 31, 2006
Amounts due from:
The Ravelston Corporation Limited ("RCL"), a parent company (a) and (b)	$24,336	$23,923
Ravelston Management Inc. ("RMI") (b)	-	74,098
Sun-Times and its subsidiaries (c) and (d)	2,340	2,412
Former directors and other related parties	382	341
	27,058	26,676
Provision for doubtful amounts due	(26,236)	(25,837)
	$822	$839
Amounts due to:
Former directors under share unit plan (g)	$308	$327
Disputed amount due to Conrad Black ("Black") (f)	21,577	21,921
Sun-Times and its subsidiaries (c) and (d)	36,350	37,618
Disputed amounts due to Sun-Times relating to indemnities of former directors and officers (e)	9,428	8,949
Disputed amounts accrued for severance and unpaid fees of former directors (h)	2,334	2,334
Amounts accrued for Catalyst claim (i)	3,975	3,975
Other related parties	493	493
	$74,465	$75,617

Amounts due to/from related parties have been included in current assets and current liabilities, respectively.  Transactions with related parties are measured at the exchange amount.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

Related party interest expense amounts are comprised as follows:

	Three months ended June 30, 2006	Three months ended June 30, 2005
Interest expense - related parties:
Black (f)	$637	627
Sun-Times (c) (i)	1,224	1,185
	$1,861	$1,812

(a)	This balance relates primarily to the following:

(i)
three loans were made to RCL in the principal amounts of $4.7 million, $4.8 million and $5.2 million, by Domgroup Ltd. ("Domgroup"), a wholly owned subsidiary of the Corporation, to assist RMI, a subsidiary of RCL, in meeting its obligations to the Corporation under a Support Agreement (the "Support Agreement") dated March 10, 2003 between the Corporation and RMI and thereby assist the Corporation in meeting its obligations under the Indentures (note 6).  Each of the loans is evidenced by a demand promissory note bearing interest at the prime lending rate plus 4% per annum, calculated and payable monthly, and secured pursuant to a general security agreement of RCL.  The principal amounts of these loans and accrued interest thereon remain outstanding. Demand has been made for repayment of these amounts.  Because collectibility of the loans is uncertain, the loans receivable have been fully provided for in these financial statements and interest income – related party has been recorded on a cash basis; and

(ii)
expenses of approximately $7.0 million incurred in connection with the going private transaction proposed by RCL in 2005 (the "Strategic Transaction"), which RCL agreed to reimburse to the Corporation pursuant to a reimbursement agreement.  Demand has been made for repayment of this amount. RCL's obligation to reimburse the Corporation is secured by a general security agreement.  The amount due from RCL in connection with the Strategic Transaction was $7.0 million at June 30, 2006 and March 31, 2006.

(b)
The Corporation has claimed amounts due from RMI of $70.8 million at June 30, 2006 ($74.1 million at March 31, 2006) in connection with RMI's obligations under the Support Agreement.  Amounts owing by RMI under the Support Agreement do not accrue interest and are unsecured obligations of RMI.  Pursuant to the Contribution Agreement, RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of RCL's shares of RMI.

On April 20, 2005, RCL and RMI were each granted protection (the "Ravelston CCAA and Receivership Order") under the Companies' Creditors Arrangement Act (Canada) ("CCAA") and the Courts of Justice Act (Ontario) ("CJA").  The receiver and manager (the "Ravelston Receiver") under this order is RSM Richter Inc. (see note 10(c)).

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

Collectibility of the amounts described in (a) and (b) is uncertain due to the financial difficulties of RCL and RMI attributable to the commencement of various legal actions against it in 2003 that eventually culminated in the commencement of CCAA proceedings, as well as disputes between the parties as to the calculation of certain amounts due to the Corporation. As a result, full provision for doubtful amounts receivable and the reversal of amounts recorded in contributed surplus but not received have been reflected in these accounts.

On March 10, 2003, the date the Corporation issued the Senior Notes, RMI entered into the Support Agreement with the Corporation under which RMI agreed to make annual support payments in cash to the Corporation on a periodic basis by way of contributions to the capital of the Corporation or subordinated debt.  The Corporation, RMI and RCL also entered into the Contribution Agreement in this regard.  Under the terms of the Contribution Agreement and following the repayment of certain related parties loans, all support payments received during 2003 and 2004 have been treated as a contribution of capital and included in contributed surplus.  The amount of the annual support payments is equal to the greater of (a) the non-consolidated negative net cash flow of the Corporation (which does not extend to outlays for retractions and redemptions in respect of the share capital of the Corporation), or (b) US$14 million per year (less any future payments of services agreement fees directly to the Corporation, and any excess in the net dividend amount received by the Corporation on the shares of Sun-Times that is over US$4.7 million per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Corporation.  The timing of payment of such support amount on a quarterly basis is defined in the Indentures to be within 45 days after each of the first three quarters of the year and within 90 days of the last quarter of the year. The Support Agreement terminates upon the repayment in full of the Notes.  The obligations under the Support Agreement are subject to dispute with RMI.

(c)
This balance includes an amended promissory note of the Corporation in favour of Sun-Times dated March 10, 2003 in the principal amount of US$20.4 million.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind) for an aggregate of $35.2 million (US$ 30.2 million) at June 30, 2006 and $35.6 million (US$30.5 million) at March 31, 2006.  Interest is calculated quarterly and the principal is payable on demand after March 2, 2011.  The Corporation paid $0.8 million (US$0.7 million) through August 31, 2003 and no further interest payments have been made to Sun-Times.  Interest continues to be accrued.  Certain covenants under the Senior Notes restrict payment of interest.  This promissory note is also secured by a pledge of the Corporation's Contribution Agreement with RCL and RMI.  The promissory note is guaranteed by RCL and secured by its receivables under RCL's management services agreement with CanWest Global Communications Corp. ("CanWest"). The Corporation understands that such RCL/CanWest management services agreement was terminated in May 2005.  All amounts owing under the note are subordinated to the Notes.

On March 10, 2003, Sun-Times repurchased for cancellation 2,000,000 Sun-Times Class A share from the Corporation at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million).  On January 1, 2003, the fair market value of a Sun-Times Class A Share was US$10.69.  Sun-Times also redeemed from the Corporation, pursuant to a redemption request, all of the 93,206 outstanding shares of its Series E redeemable convertible preferred stock at the fixed redemption price of $146.63 per share for total proceeds of $13.6 million (US$9.3 million). These transactions were completed in conjunction with the Corporation closing the private placement of the $120 million tranche of Senior Notes issued March 10, 2003.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

Proceeds from the repurchase and redemption were offset against debt due to Sun-Times from the Corporation, resulting in net outstanding debt due to Sun-Times of approximately $29.9 million (US$20.4 million) as of March 10, 2003.

The debt due to Sun-Times represented amounts loaned by Sun-Times to the Corporation in connection with the cash purchase by the Corporation of special shares of Hollinger Canadian Publishing Holdings Inc., a subsidiary of Sun-Times, in 1997.  In 2001, the special shares were exchanged for cash.

The Corporation and Sun-Times previously reported that a committee of independent directors of Sun-Times had agreed to a partial subsequent offset of the remaining US$20.4 million of debt against amounts owed by Sun-Times to RMI and further stated that the offset was effected April 30, 2003. Although the Corporation believed final approval had been given for the offset by the committee of independent directors of Sun-Times, the committee advised that final approval of any offset was subject to appropriate due diligence and receipt of an independent fairness opinion. Upon completion of its due diligence review, the committee decided to withhold approval of the subsequent partial offset.

As a result of an understanding that the subsequent partial offset had been completed on April 30, 2003, the Corporation did not pay interest on the principal amount of the debt due to Sun-Times that had been partially offset.  RCL did not make the payment due on June 30, 2003 into a cash collateral account of Sun-Times securing the debt. Since that time, the Corporation has not paid interest on the principal amount that remained after the subsequent partial offset and RCL has made no further payments to the cash collateral account.

Sun-Times has been advised by the Corporation and RCL that, as the terms of the initial offset were established in contemplation of the subsequent partial offset occurring, the Corporation and RCL wish to renegotiate the terms of the debt, particularly with respect to interest rates on each of the amounts contemplated for subsequent offset.  No such discussions have yet taken place.

(d)
The Corporation has accrued approximately $8.6 million  at June 30, 2006 ($8.9 million at March 31, 2006) relating to legal fees incurred by Black, the controlling shareholder of RCL and the Corporation's former Chairman and Chief Executive Officer, and F. David Radler ("Radler"), a shareholder of RCL and the Corporation's former President, and other former officers and directors, the reimbursement of which is being sought from the Corporation under the terms of the Corporation's alleged indemnity of these former directors and officers.  This amount reflects management's estimate of future claims under the terms of these indemnities.  The Corporation disputes its obligation to make any payments under the terms of these indemnities (see note 8(k)).

(e)
Pursuant to an Order and Final Judgment of the Delaware Court of Chancery dated June 28, 2004, the Corporation and Black were ordered to jointly pay Sun-Times an aggregate of US$16.55 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to this Order, of which US$15.3 million was advanced by Black and US$6.0 million was advanced by the Corporation.  Black has demanded repayment from the Corporation of the amount advanced by him plus interest.  The Corporation disputes any obligation to make restitution to Black (see note 10(f)).  Although the Corporation disputes Black's claim for these amounts and believes that, in any event, it has a valid basis for offsetting any such amount against various unrecorded amounts contingently owing to it from Black, the consolidated balance sheets include a liability to Black for such balance, plus interest accrued at the rate of 12% per annum, which the Corporation understands was the interest rate incurred by Black to finance the payment.  The amounts contingently owing to the Corporation by Black include amounts claimed by the Corporation in respect of the non-compete payments.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(f)
Effective February 24, 1999, directors of the Corporation were permitted to elect up to 100% of total fees to which they were entitled be paid in the form of deferred share units under the Directors' Share Unit Plan, as amended (the "DSUP").  For a director that elected to participate, deferred share units equal to the number of Common Shares that could have been purchased in the open market was credited to an account maintained by the Corporation for that director under the DSUP.

Deferred share units are to be paid to the director no later then December 31 of the year following the calendar year in which the director ceased to serve, based on the market value of the Common Shares on the date of the payment.  All amounts outstanding relate to former directors.

(g)
By notice of motion filed October 18, 2005, the Corporation brought a motion for directions of the Ontario Superior Court of Justice in order to commence an action against its certain former directors of the Corporation to recover excessive remuneration.  In addition, the Corporation sought to recover $1.2 million in severance payments, to defend a further claim of $1.8 million made by the former directors for alleged unpaid compensation and to recover $6.0 million put in an indemnification trust for the benefit of the former directors (see note 2(b)).  One of the five former directors commenced an action against the Corporation claiming $0.6 million in severance and indemnification of legal expenses.  On January 19, 2007 four of the former directors (Walker, Carroll, Metcalfe and Wakefield) issued a Statement of Claim action against the Corporation in the Ontario Superior Court of Justice claiming $4.0 million of management and directors' fees, which are asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of their time to defend the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the former directors and punitive damages of $0.5 million.  The entitlement of the former directors to these amounts (other than punitive damages) is already before the Ontario Superior Court of Justice as part of the Corporation's motion to review the compensation of the former directors.  Pending resolution of these matters, the $1.8 million and unpaid fees and compensation relating to certain former directors has been accrued in these financial statements.  As more particularly described in note 8(h), these proceedings have been settled.

(h)
The Corporation received a demand for $4.0 million from Catalyst Fund General Partner I Inc. ("Catalyst") for costs relating to professional fees and disbursements incurred by Catalyst in connection with the Inspectorship and litigation in which the Corporation and Catalyst were parties.  No such costs have been paid.  The Corporation has accrued the full amount of this claim in these  financial statements.  At this time, the Corporation has not agreed to pay these costs and the Corporation's board of directors is considering this claim.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

Other Related Party Transactions

(i)	RCL and RMI used the Corporation's offices at 10 Toronto St., Toronto, Ontario until May 31, 2005 and paid no rent for the 2004 year and the five months ended May 31, 2005.

(j)	Certain employees of the Corporation provided services to RCL, RMI and Argus Corporation Limited ("Argus"), a parent company, until May 31, 2005.

Many employees of the Corporation are former employees of RMI.  Employment contracts for these employees were transferred to the Corporation effective January 1, 2004.  The employees retained all seniority, pension benefits and other entitlements earned while at RMI and remain beneficiaries under RCL's pension plan. The pension plan is now under the control of an administrator appointed by the Financial Services Commission of Ontario.  The Corporation is unable to determine and no agreement has been made between RCL, RMI and the Corporation as to their respective legal obligations in respect of the RCL pension plan.

(k)
On February 7, 2006, the Ontario Superior Court of Justice approved an agreement between TSI and the Ravelston Receiver.  The agreement amends an agreement entered into between TSI and Argus made as of June 30, 1986 granting Argus an option to purchase and a right of first refusal with respect to the real property located at 10 Toronto Street.  The agreement provided for the early expiration of the option and the termination of the right of first refusal.

(l)
On January 16, 2007, the Corporation announced that Randall C. Benson ("Benson") would be stepping down as Chief Restructuring Officer ("CRO") of the Corporation after a short transition period, following which G. Wesley Voorheis ("Voorheis"), a director of the Corporation and Chairman of the Litigation Committee, would be appointed Chief Executive Officer.  Pursuant to the Advisory Agreement Memorandum of Agreement ("Advisory Agreement MOA"), Benson will cease to serve as the CRO of the Corporation not later than March 7, 2007 and at such time the advisory agreement effective as of July 15, 2005 (the "Advisory Agreement") pursuant to which the CRO services are provided will terminate.  The Advisory Agreement MOA also provides that in consideration of the services rendered and milestones achieved pursuant to the terms of the Advisory Agreement, the Corporation will pay to 1379074 Ontario Ltd. ("Benson Consulting") the amount of $1.0 million.  On January 15, 2007, the Corporation and VC & Co. Incorporated, a corporation controlled by Voorheis, entered into an engagement agreement (the "Voorheis Engagement Agreement"), pursuant to which Voorheis agreed to act as senior executive of the Corporation subject to the satisfaction of certain conditions.

4.	INVESTMENTS

		June 30, 2006		March 31, 2006
		No. of		No. of
		Shares/Units	Amount	Shares/Units	Amount
Sun-Times	Class A Shares	782,923	$6,992	782,923	$7,647
	Class B Shares	14,990,000	133,878	14,990,000	146,420
		15,772,923	140,870	15,772,923	154,067

Cayman Free Press Ltd.	Common shares – 33.99% interest		-		-
Other			45		45

			$140,915		$154,112

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

The Corporation's principal asset is its interest in Sun-Times. At June 30, 2006 and March 31, 2006, the Corporation owned, directly or indirectly, approximately 17.4% of the equity interest and 66.8% of the voting interest in Sun-Times.

 The investment in the Sun-Times Class A share and Sun-Times Class B Shares is stated at fair value based on the quoted market price of the Sun-Times Class A share, without regard to any potential premiums associated with the Sun-Times Class B Shares.

The Corporation has obtained a report from an independent third party with respect to actual premiums realized by private and public companies in sale transactions involving multiple voting rights in the past five calendar years and actual market premiums, if any, where both classes of shares were listed and traded over the past five calendar years. The report indicates that multiple-voting right shares have realized an observed value of 0% to 26% above the trading value of non-multiple-voting shares.

For the purposes of these consolidated financial statements only, the Corporation has assigned no additional value to these multiple-voting rights.  The amounts at which the investment in Sun-Times shares could be disposed of at any given time may differ from the fair value based on quoted market values.

The Corporation has recorded unrealized losses of $13.2 million and $13.9 million in the Consolidated Statements of Operations for the periods ended June 30, 2006 and June 30, 2005, respectively, relating to the decrease in the fair value of its investment in Sun-Times during the period, based on the bid price of a Sun-Times Class A Share at each reporting date.

As at June 30, 2006 and March 31, 2006, an escrow agent held 782,923 Sun-Times Class A share owned by the Corporation (equivalent to 1,701,995 Series II preference shares exchangeable at 0.46 of a Sun-Times Class A Share) in support of exchange requests made by holders of Series II preference shares from time to time.  The 14,990,000 Sun-Times Class B Shares owned by the Corporation at these dates and pledged as security for the Senior Notes were held by Delaware Trust Company, National Association, formerly Wachovia Trust Company, National Association, as trustee.

The Corporation has recorded unrealized losses of $13.2 million and $13.9 million in the statements of operations for the three-month periods ended June 30, 2006 and June 30, 2005, respectively, relating to the decrease in the fair value of its investment in Sun-Times during the period.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

The Series II preference shares represent a financial liability of the Corporation and are recorded in the accounts based on the fair value of the Sun-Times Class A share for which they are exchangeable.  The Corporation has recorded unrealized gains of $0.7 million in the Consolidated Statement of Operations for each of the three-month periods ended June 30, 2006 and June 30, 2005, relating to the decrease during the period in the fair value of the Sun-Times Class A Shares.

On October 18, 2006, Sun-Times issued a press release titled "Sun-Times Media Group Provides Outlook For 2006 Third Quarter Performance".  The release states that "[Sun-Times] expects that the weakness in the Chicago newspaper advertising market that [Sun-Times] experienced during the first two quarters of 2006 continued and accelerated through the third quarter".  As a result, the release states, "...[Sun-Times'] Board of Directors and management are considering a range of options to address the resulting significant shortfall in performance and cash flow, including a review of [Sun-Times'] dividend policy".  On December 13, 2006, Sun-Times announced that its board of directors had voted to suspend Sun-Times' quarterly dividend of five cents ($0.05) per share.

5.	ASSETS HELD FOR SALE

	June 30, 2006	March 31, 2006
Assets held for sale	$8,209	$8,209

(a)
In the three months ended March 31, 2006, the Corporation authorized the listing for sale of the majority of its real property holdings, including its premises at 10 Toronto Street, and entered into formal listing agreements with a commercial real estate agency.  The book value of such properties has been reclassified as "held-for-sale" and included as a current asset in the March 31, 2006 consolidated balance sheet.

(b)
In December 2006, TSI entered into an agreement of purchase and sale under which the property at 10 Toronto Street, the Corporation's Toronto corporate office, will be sold to Morgan Meighen & Associates for $14 million. The sale is scheduled to close in May 2007.

(c)
On October 31, 2006, Domgroup closed the sale of  the real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million. Pursuant to the sale, Domgroup  received cash of $9.8 million, together with a vendor take-back mortgage.  The mortgage is interest-free for the period from October 31, 2006 to October 31, 2008, and thereafter earns interest at 4.95%, calculated and payable quarterly.  The whole of the principal sum of $9.8 million is due on October 31, 2009 with interest receivable on the last day of each of January, April, July and October 2009, the first payment of which becomes due on January 31, 2009.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(d)
In December 2006, Domgroup also entered into an agreement of purchase and sale with Charis Developments Ltd. in respect of the real property located at 280 Hurontario Street, Collingwood, Ontario for a sale price of $2.8 million.  The transaction closed on January, 31 2007.

6.	SENIOR SECURED NOTES

	June 30, 2006	March 31, 2006
Senior Notes
11-7/8% per annum, issued March 10, 2003, due March 1, 2011. (See below – 12-7/8% effective rate per annum)	$86,978	$91,026
Second Priority Notes
11-7/8% per annum, issued September 30, 2004. due March 1, 2011. (See below – 12-7/8% effective rate per annum)	16,726	17,505
	$103,704	$108,531

On March 10, 2003, the Corporation issued the Senior Notes.  The Senior Notes are secured as described below.  In June 2004, US$42 million principal amount of the Senior Notes was repaid with net proceeds from the offering of Subscription Receipts, reducing the outstanding principal amount of Senior Notes to US$78 millionIn September 2004, the Corporation issued US$15 million aggregate principal amount of Second Priority Notes.

The Senior Notes are secured by a first priority lien on 14,990,000 Sun-Times Class B Shares owned by the Corporation. The Senior Notes are fully and unconditionally guaranteed by RMI.  The Second Priority Notes are also guaranteed by RMI and are secured by a second priority lien on the collateral securing the Senior Notes (see note 10(c)).

Under the Indentures, the Corporation is subject to certain financial covenants and other restrictions.  Under the terms of the Indentures, the Corporation was required to cause an exchange offer registration statement to be declared effective with the SEC under the United States Securities Act of 1933, as amended, within a certain period of time.  As a result of this registration default, the annual interest rate on the Notes increased by ½% per year to 12⅜% from November 4, 2003.  The annual rate increased an additional ½% per year on February 2, 2004, resulting in the maximum additional interest rate of 1.0% per year over the 11⅞% interest rate on the Notes until such time as the registration default is cured, whereupon the interest rate would revert to the original level.  The registration of the securities has not been and is not being sought by the Corporation.  As at December 31, 2004 and through March 31, 2005, the Corporation was in compliance with all other covenants under the Indentures.  However, after March 31, 2005, the Corporation was not in compliance with certain covenants and, as a result, the amount of the Notes has been classified as a current liability on the balance sheet.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

As a result of the Corporation's inability to file its financial statements as at and for the year ended December 31, 2003 with Canadian securities regulatory authorities, and its inability to file its 2003 Form 20-F with the SEC within the required time period, subsequent to June 30, 2004, the Corporation was not in compliance with its obligations to deliver to relevant parties such documents as required under the Indentures.  This non-compliance led to a default under the Indentures.  However, on September 30, 2004, the Corporation sought and obtained a waiver with respect to this Event of Default. At such time, the Corporation also sought and obtained consent for a temporary suspension of the Corporation's obligation under the Indentures to furnish relevant parties with periodic and other reports under applicable U.S. federal securities laws until January 1, 2006.  A consent fee equal to 3.5% of the US$78 million of the Senior Notes outstanding at that time or $3.5 million (US$2.7 million) was paid and expensed as financing fees in the 2004 fiscal year financial statements.  As a result of the Corporation's inability to file its financial statements by such date, the Corporation was required to pay a penalty in an amount equal to 0.50% of the principal amount of the Notes outstanding as of December 31, 2005 to the trustees under the Indentures.  This amount, being $0.5 million (US$0.4 million), has been accrued at December 31, 2005 and expensed as financing fees in the 2005 fiscal year financial statements and subsequently paid in the three-month period ending March 31, 2006.

As a result of the commencement of insolvency proceedings by RMI, a guarantor of the Notes, as further described in note 10(c), an Event of Default occurred under terms of the Indentures governing the Notes.  As a result, the relevant trustee under the Indentures or the holders of at least 25% of the outstanding principal amount of the Notes have the right to accelerate the maturity of the Notes.  Until such Event of Default is remedied or a waiver is provided by holders of the Notes, the terms of each Indenture also prevent the Corporation from honouring retractions of its Common Shares and Series II preference shares submitted after April 19, 2005.

On August 1, 2005, the Corporation commenced a Change of Control Offer to purchase any and all of its outstanding Notes.  The offer was prompted by a filing made with applicable Canadian securities regulatory authorities by the Ravelston Receiver stating that the Ravelston Receiver had obtained possession and control of the shares of the Corporation directly or indirectly held by RCL (the "Ravelston Receiver Action").

Although it is the Corporation's position that the Ravelston Receiver Action did not result in a Change of Control, as defined by the Indentures, the Corporation decided to make the Change of Control offer that would be required by the Indentures in that event.  At the expiry of the offer on September 6, 2005, no Notes had been tendered pursuant to the Change of Control Offer.

The Corporation did not receive the minimum aggregate cash payments from RMI, Sun-Times and its subsidiaries as required under the terms of the Indentures in the first quarter of 2006.  As a result, in addition to the continuing defaults and events of default referred to above, another Event of Default under the Notes has occurred.  On each of September 1, 2006 and March 1, 2007, the Corporation paid US$6.0 million of interest on the Senior Notes.  While there are certain continuing defaults under the Senior Notes, there are no payment defaults.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

7.	CAPITAL STOCK

	June 30,	March 31,
	2006	2006
Authorized
Unlimited number of retractable common shares and an unlimited number of preference shares

Issued and fully paid
Preference shares (Classified as liabilities)
1,701,995 Series II preference shares at each date	$-	$-
Retractable common shares
34,945,776 at each date	347,463	347,463
less: Common Shares submitted for retraction
154,057 at each date	(1,531)	(1,531)
	$345,932	$345,932

The Common Shares are retractable at any time by the holder for their retraction price, which is fixed from time to time, in exchange for Sun-Times Class A share of equivalent value or, at the Corporation's option, cash.  The retraction price determined each quarter (or, in certain specific cases more frequently) is between 90% and 100% of the Corporation's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Corporation on its liquidation, dissolution or winding-up in respect of any outstanding preference shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale by Sun-Times of all or substantially all of its assets, which, in the opinion of the Corporation's board of directors, would not be refundable at such date, divided by the number of Common Shares outstanding on such date.

Dividends on the Series II preference shares are not paid until declared by the Corporation's board of directors. Under applicable corporate law, the Corporation cannot redeem shares or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Corporation is, or would after such payment be, unable to pay its liabilities as they become due.  The Corporation is currently prevented from honouring retractions of its Common Shares and Series II preference shares as a consequence of the Corporation being in default under the terms of the Indentures governing the Senior Notes. As of June 30, 2006 and March 31, 2006,  there were retraction notices, net of subsequent withdrawals and cancellations, from holders of 153,846 Common Shares at a retraction price of $9.00 per share and 211 Common Shares at a retraction price of $7.25 per share, which are unable to be completed at the present time.  The value of the retraction notices outstanding at each reporting date has been included in accounts payable and accrued liabilities in these consolidated balance sheets.

8.	CONTINGENCIES AND LEGAL MATTERS

The Corporation has been named as defendant, co-defendant or respondent in a number of legal proceedings and claims.  All claims made against the Corporation are being or will be defended.  Except as otherwise stated, no provisions have been made for any potential liability under these proceedings as management has determined that the likelihood and amount of loss are not determinable.  The following proceedings have been initiated against or by the Corporation (see also note 10):

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(a)
On January 16, 2004, the SEC filed a complaint for civil injunctive relief in the U.S. District Court for the Northern District of Illinois against Sun-Times, alleging, among other things, violations of securities laws for failure to disclose material information in required financial statements and altering books and records.  The Corporation was granted intervenor status on May 17, 2004.  A consent judgment was entered by the Court on January 16, 2004 restricting the Corporation's voting rights by providing for the appointment of a Special Monitor if any Sun-Times director is either:  (a) not re-nominated or re-elected at the expiration of his or her term; (b) elected without the support of at least 80% of the incumbent directors; or (c) removed prior to the end of his or her term.  The consent judgment is still in effect.  The Special Monitor provision was triggered in January 2006, when two nominees of the Corporation were elected to Sun-Times' board of directors.  Those nominees are no longer on Sun-Times' board of directors, but the Special Monitor remains in place.

(b)
The Corporation is a co-defendant in a complaint filed in the U.S. District Court for the Northern District of Illinois by Sun-Times claiming damages and recovery for, among other things, alleged breaches of fiduciary duty relating to alleged improper management fees, sales and transfers of assets, non-competition payments and other payments.  Sun-Times is seeking damages from all defendants of US$542 million, including pre-judgment interest of US$117 million.  Repayment has previously been made of certain non-compete payments (see note 3(f)).  On December 13, 2004, all defendants filed motions to dismiss the Complaint.  All motions to dismiss were denied, and all parties have answered the Complaint.  Since then, the magistrate judge, to whom the case was assigned for discovery issues and all non-dispositive pretrial motions, granted the U.S. Attorney's Office's motion to stay discovery in the case until the conclusion of the criminal case against Black and others.  On July 6, 2006, the Corporation filed a motion for leave to file a counterclaim against Sun-Times.  Sun-Times opposed that motion.  The parties are awaiting a ruling.

(c)
On May 15, 2006, the Corporation signed a cooperation agreement with the United States Attorney for the Northern District of Illinois ("U.S. Attorney").  In this agreement, the Corporation acknowledges that the U.S. Attorney has developed evidence that the Corporation "is criminally liable because one or more of [the Corporation's] former officers, directors or employees violated federal criminal law with the intent, in part, to benefit [the Corporation] in connection with the . . . fraudulent diversion of approximately [US]$16.55 million from [Sun-Times] to [the Corporation]".  The Corporation also acknowledged "that one or more of its officers, directors or employees acted illegally in connection with [the Corporation's] receipt of approximately [US]$16.55 million in non-compete payments and that it is responsible for repayment of such money".  These amounts have been repaid (see note 3(f)).  The Corporation has agreed to cooperate with the U.S. Attorney in its investigation and prosecution of matters relating to Sun-Times, in accordance with the terms of the cooperation agreement.  The U.S. Attorney has agreed not to prosecute the Corporation "for any crimes committed by its officers, directors or employees relating to the sale of various [Sun-Times] newspaper publishing groups in the United States between 1998 and 2000".  However, the Corporation can be prosecuted if it violates the cooperation agreement.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(d)
Class actions have been initiated against the Corporation and others in the United States and Canada alleging, among other things, that the Corporation and others failed to disclose the transfer of millions of dollars of Sun-Times' funds to others, falsified Sun-Times' financial results and materially misrepresented Sun-Times' sales of assets and its dealings with related parties.  Specifically:

(i)
In February and April 2004, shareholders of Sun-Times initiated three separate class action suits in the United States District Court for the Northern District of Illinois against Black, various entities controlled directly or indirectly by Black, including the Corporation, Sun-Times, RCL and certain affiliated entities, and others.  On July 9, 2004, the District Court consolidated the three actions for pre-trial purposes.  The complainants assert claims under federal and Illinois securities laws, as well as various common law claims, including fraud, breach of fiduciary duty and aiding and abetting the breaches of fiduciary duty.  The complainants seek unspecified money damages, rescission, and an injunction against future breaches.

(ii)
On September 7, 2004, a group of Sun-Times shareholders initiated class proceedings in the Saskatchewan Court of Queen's Bench. The defendants include Black, Sun-Times, certain current and former directors and officers of Sun-Times, the Corporation, RCL and certain affiliated entities, and others.  The representative plaintiffs (the "Rep Plaintiffs") allege, among other things, deceit, breach of fiduciary duty, unjust enrichment, misrepresentation and negligence, and seek unspecified monetary damages.  The litigation in Saskatchewan has been stayed until September 15, 2007. On September 7, 2004, the Rep Plaintiffs commenced similar class proceedings in the Ontario Superior Court of Justice.  On February 3, 2005, the Rep Plaintiffs initiated a similar class action in the Quebec Superior Court.  The Rep Plaintiffs allege, among other things, breaches of fiduciary duty and breaches of obligations under the Canada Business Corporations Act ("CBCA").

(e)
On September 3, 2004, upon the application of Catalyst, the Honourable Mr. Justice Campbell of the Ontario Superior Court of Justice ordered the appointment of an inspector over the affairs of the Corporation pursuant to section 229 of the CBCA.  By further order dated October 27, 2004, Ernst & Young Inc. was named inspector (the "Inspector").  The orders require the Inspector to conduct an investigation into the affairs of the Corporation and specifically into related party transactions and non-competition payments for the period January 1, 1997 to 2004 (the "Inspection").  The Inspector provided certain interim reports to the Court and filed a comprehensive report with the Ontario Superior Court of Justice on November 14, 2005.  Through September 30, 2006, the cost of the Inspection was $20.9 million.  This amount has been included in expenses in 2004.  While the inspection process has been largely inactive since November 2005, it has not been  terminated.

(f)
On November 15, 2004, the SEC filed an action in the United States District Court for the Northern District of Illinois against Black, Radler and the Corporation seeking injunctive, monetary and other equitable relief.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

The SEC's allegations against the Corporation include that: (i) the Corporation made material misstatements and omissions in its responses to Sun-Times' 1999 and 2000 proxy questionnaires and the Corporation's 2001 and 2002 Form 20-F, Form 40-F and proxy statement filings with the SEC concerning US$16.55 million in payments it received in connection with non-compete agreements associated with certain sales transactions; (ii) the Corporation knew or was reckless in not knowing that Sun-Times' filings with the SEC were false and misleading because Sun-Times failed to disclose the non-compete payments made to the Corporation; (iii) the Corporation is liable for Sun-Times' alleged violations of certain federal securities laws during this period as a result of the Corporation's alleged failure to disclose properly the non-compete payments it received; and (iv) the Corporation falsified its books, records and accounts contrary to federal securities laws and circumvented or failed to implement a system of internal accounting controls.

The SEC seeks: (i) disgorgement of alleged ill-gotten gains by the Corporation and unspecified civil penalties; (ii) a voting trust upon the shares of Sun-Times held by the Corporation; and (iii) an order enjoining the Corporation from further violations of federal securities laws.

On March 21, 2005, the U.S. Attorney's Office filed a motion to intervene in the SEC action and subsequently filed a motion to stay discovery pending the conclusion of related criminal proceedings.  The motion to stay discovery was granted.  A status hearing is scheduled for April 18, 2007.

(g)
On March 4, 2005, the Corporation commenced an application in the Ontario Superior Court of Justice against American Home Assurance Company ("American Home"), Chubb Insurance Company of Canada ("Chubb"), Royal & Sun Alliance Insurance Company of Canada, ACE INA  Insurance Company, Zurich Insurance Company of Canada, AXA Canada, Temple Insurance Company, Continental Casualty Company, Lloyd's Underwriters and Gerling Global Canada (the "Insurers").  The relief sought included both an order requiring the Insurers to indemnify the Corporation under the insurance policies issued by them to the Corporation in respect of certain legal expenses incurred in the defence of various actions and an injunction to restrain American Home and Chubb from paying out the limits of their respective policies (collectively US$50 million) to fund a settlement of certain claims against the independent directors of Sun-Times advanced by Cardinal Value Equity Partners ("Cardinal") in a derivative action commenced by Cardinal in the Delaware Court of Chancery.

The Ontario Superior Court of Justice approved the settlement by the Insurers on behalf of the independent directors, subject to the settlement also being approved by the Delaware Court of Chancery.  The Corporation's claim for indemnification in respect of legal expenses was adjourned pending Delaware settlement approval.  The Delaware Court of Chancery approved the settlement on November 13, 2006.  The Corporation will now pursue its claims for indemnification in respect of legal expenses (see note 8(j)) against the remaining excess Insurers.

(h)
On March 18, 2005, the Corporation received a Notice of Hearing and Statement of Allegations issued by staff of the OSC in respect of an administrative proceeding against the Corporation and others.  The allegations in the Notice of Hearing relate to the period between 1998 and 2002, except for those that relate to the Corporation's inability to file financial statements. The Notice of Hearing states that the OSC will consider making an order requiring the Corporation and others (i) to pay an administrative penalty of not more than $1.0 million for each failure by the Corporation to comply with Ontario securities law, (ii) to make an order requiring the Corporation and others to disgorge to the OSC any amounts obtained as a result of non-compliance with Ontario securities law, and (iii) to make an order requiring the Corporation and others to pay the costs of the OSC's investigation and any proceeding.  The Corporation filed a reply with the Secretary of the OSC disputing the allegations made in the Notice of Hearing.  This hearing has been scheduled to commence in November 2007 and continue into 2008.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(i)
Two claims have been made by Burnac Leaseholds Limited ("Burnac") and its affiliate, Crystalline Investments Limited ("Crystalline"), against Domgroup alleging that Domgroup is responsible for arrears of rent and continuing rent relating to two properties that Domgroup leased from these plaintiffs and which leases were assigned to a third party.

In 1997, lawsuits were commenced by Crystalline and Burnac against Domgroup. The plaintiffs have claimed damages of $2.6 million, plus interest and costs. In 2001, the Ontario Superior Court of Justice dismissed the claims; however, an appeal by the plaintiffs was allowed.  Domgroup sought leave to appeal to the Supreme Court of Canada, which dismissed the appeal, but did not make any determination in respect of Domgroup's contention that the leases were surrendered by the actions of the landlords.  Domgroup is proceeding with its defence.

(j)
The Corporation has incurred significant legal expenses in the defence of various actions brought against it and others in both the United States and Canada.  As disclosed in note 8(g), the Corporation has, in turn, advanced a claim against its directors' and officers' liability insurers asserting that, under the terms and conditions of the relevant policies, these insurers are required to indemnify the Corporation in respect of the legal expenses incurred in connection with some of the actions brought against the Corporation.

(k)
Black sued Sun-Times seeking an advance of US$6.8 million for fees incurred in connection with lawsuits and investigations to which he was subject.  Although Black entered into a court-ordered stipulation in June 2004 limiting to 50% his right to reimbursement of legal fees, he later demanded 100% reimbursement for claims that he alleged were not covered by the stipulation.  Sun-Times brought a third-party equitable contribution claim against the Corporation for 50% of any amounts that it has paid or will in the future be required to pay to Black, Barbara Amiel-Black ("Amiel-Black") (the spouse of Black and a former director of the Corporation), Radler or John Boultbee ("Boultbee") (a former officer of the Corporation).

In April 2006, Black and Sun-Times settled this dispute.  The settlement provides that Sun-Times would advance $4.4 million to Black for legal fees already incurred, 75% of future fees related to the criminal prosecution and 50% of future fees related to certain other cases. In the settlement of Black's claims against Sun-Times, Sun-Times reserved the right to pursue its third-party claim against the Corporation (see note 9(b)).  On November 6, 2006, the Delaware Court of Chancery denied the Corporation's motion to dismiss the third-party complaint.

(l)
On February 10, 2004, Sun-Times commenced an action in the Ontario Superior Court of Justice against the Corporation, RCL and RMI for access to and possession of all of Sun-Times' property in possession of the Corporation, RCL and RMI maintained at 10 Toronto Street.  The parties negotiated and executed a protocol dated March 25, 2004 providing for access and possession by Sun-Times to the claimed property.  On March 5, 2004, a Statement of Defence and Counterclaim was issued by RCL and RMI against Sun-Times and two of its subsidiaries, seeking damages in the amount of approximately US$174.3 million for alleged breaches of the services agreements between the parties and for alleged unjust enrichment and tortious interference with economic relations.  On March 10, 2004, the Corporation filed a Statement of Defence and a Counterclaim against Sun-Times for $300 million, claiming that by refusing to pay its obligations under its services agreement with RCL, Sun-Times intended to cause RMI to default in its obligations to the Corporation under the March 10, 2003 Support Agreement between RMI and the Corporation, and intended to cause the Corporation to default on its obligations under its outstanding Notes, with the resulting loss of its majority voting control of Sun-Times.  On August 11, 2004, the Honourable Mr. Justice Farley granted a motion by Sun-Times to stay this litigation pending the conclusion of Sun-Times' action against the Corporation in the United States.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(m)
By Statement of Claim issued on January 14, 2005, Stockgroup Information Systems Inc. and Stockgroup Media Inc. (collectively, "Stockgroup") commenced an action in the Ontario Superior Court of Justice against the Corporation and others.  Stockgroup claims against the defendants, jointly and severally, damages in the amount of approximately $0.5 million for reimbursement of prepaid advertising expenses.

(n)
By notice of motion filed October 18, 2005, the Corporation brought a motion for directions of the Ontario Superior Court of Justice in order to commence an action against certain of its former directors of the Corporation to recover excessive remuneration.  In addition, the Corporation is seeking to recover $1.2 million in severance payments, to defend a further claim of $1.8 million made by the former directors for alleged unpaid compensation and to recover $6.0 million put in an indemnification trust for the benefit of the former directors (see note 2(b)).  One of the five former directors has commenced an action against the Corporation claiming $0.6 million  in severance and indemnification of legal expenses.

Certain former directors have delivered notices for payment of legal expenses incurred in proceedings with the Corporation but the Corporation has refused to indemnify the directors. The Ontario Superior Court of Justice has upheld the Corporation's position that, until such time as the Corporation's proceedings against certain former directors have been finally determined, the Corporation is not required to indemnify directors against whom allegations have been made by the Corporation that they failed to act in accordance with their statutory duties.  If the Corporation is ultimately successful in its claim that certain former directors did not act in good faith with a view to the best interests of the Corporation, then they will not be entitled to be reimbursed for the legal fees that they have incurred.

Four of the former directors (Walker, Carroll, Metcalfe and Wakefield) have commenced an action against the Corporation in the Ontario Superior Court of Justice claiming $4.0 million of management and directors' fees, which are asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of their time to defend the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the former directors and punitive damages of $0.5 million.

On February 26, 2007, the Corporation announced that it entered into an agreement to settle all of its disputes with these former directors. Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors holding an aggregate of $8.0 million in cash were collapsed (see note 2(b)).  An aggregate of $1.25 million was paid to the former directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6.0 million for unpaid directors fees.  An additional $0.7 million was paid out of the trusts towards the legal fees and disbursements of the former directors.  The balance of approximately $6.0 million was returned to the Corporation.  All legal proceedings between the parties will be formally dismissed shortly and the parties have released each other from all claims.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(o)
By Amended Amended Statement of Claim dated October 25, 2006, 783783 Alberta Ltd. c.o.b. as Vue Weekly ("Vue") commenced an action against several parties including the Corporation and Hollinger Canadian Publishing Holdings Co. ("HCPH"), in the Court of Queens Bench of Alberta.  The action centers around Vue's allegation that SEE Magazine ("SEE"), Vue's main competitor, improperly was deemed to be a "Canadian newspaper" for tax purposes and, therefore, obtained preferential tax treatment, when it should not have been considered to be a Canadian newspaper.  It is alleged in the action that SEE is published by Great West Newspaper Group Ltd. ("Great West"), through its wholly owned operating subsidiary Gazette Press Ltd. and that Great West is jointly owned by Jamison Newspapers Inc. and HCPH.  According to the action, HCPH is wholly owned by Sun-Times.  In the action, Vue seeks a declaration that SEE was not a "Canadian newspaper" under the Income Tax Act (Canada) and further seeks damages from the defendants, jointly and severally in the sum of at least $5.0 million.

(p)
The following is a summary of other contingencies:These consolidated financial statements include the accounts of ELR, an entity incorporated under the laws of Costa Rica, which, among other things, publishes the La Republica newspaper in Costa Rica.  ELR was not consolidated in the accounts of the Corporation, although it exercised majority control (as that term is defined in the CICA Handbook) over ELR in financial statements for periods prior to January 1, 2003.  However, during this period, local management reported to personnel at Sun-Times. Although these financial statements include an accrual for contingent liabilities of approximately $1.0 million that the Corporation is aware of to date, principally relating to income and withholding tax matters and compliance with corporate legal requirements in Costa Rica, there could be claims in the future based on the management of the newspaper operations and past actions of ELR, ELR's local management practices and former directors and officers of ELR.  As a result, additional potentially material claims may still arise.

(q)
Certain of the employees of wholly owned subsidiaries of the Corporation participated in a defined benefit pension plan sponsored by RCL (the "RCL Plan"). Due to the status of RCL, the Superintendent of the Financial Services Commission of Ontario appointed Morneau Sobeco as the administrator of the RCL Plan.  It is expected that the pension plan will be wound up.  TSI employees ceased participating in the RCL Plan effective December 31, 2005.  It is not known what financial implications the wind-up of the RCL Plan may have for the Corporation (see note 3(k)).

(r)
The September 30, 2006 and March 31, 2006 balance sheets include a liability for contingencies in the amount of approximately $5.0 million associated with issues under discussion with Canadian tax authorities.  The Corporation records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred.  The Corporation's contingency reserves represent liabilities for estimated taxes, interest and penalties for the taxation years through March 31, 2006, and principally relate to certain related-party transactions that occurred prior to the 2004 taxation year.  The ultimate resolution of the tax contingencies is dependent on further submissions to and discussions with the tax authorities.  While management is of the view that the contingent liabilities recorded for these matters are adequate, it is not known what the financial implications of the ultimate resolution will be.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(s)
In 2006, the Corporation received a demand for $4.0 million from Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the Inspectorship and litigation in which the Corporation and Catalyst were parties.  No such costs have been paid.  The Corporation has accrued the full amount of this claim in these financial statements as follows: $1.9 million in the financial statements for the year ended December 31, 2004, an additional $1.6 million for the year ended December 31, 2005 and a further $0.5 million in the financial statement for the three-month period ended March 31, 2006 for an aggregate accrual of $4.0 million at March 31, 2006 and September 30, 2006.  At this time, the Corporation has not agreed to pay these costs and the Corporation's board of directors is considering this demand.

(t)	There was no directors' and officers' liability insurance from July 1, 2004 to June 30, 2005.

(u)
The Corporation is also currently subject to litigation in the ordinary course of business.  In the opinion of management, any liability in respect of such litigation will not have a material adverse effect on the Corporation's financial condition.  In the opinion of management, there can be no certainty that additional, potentially material new litigation will not arise.

(v)
Although the Corporation has accrued or disclosed, where appropriate, all contingent liabilities that the Corporation is aware of to date, there could be claims or counterclaims asserted in the future based on the past actions of the Corporation or its former directors or officers.  As a result, additional potentially material claims may still arise.

9.	GUARANTEES AND COMMITMENTS

Senior Secured Notes

In connection with the issuance of the Senior Notes, the Corporation has agreed to indemnify the initial purchaser of the Senior Notes against any losses or damages resulting from inaccuracy of financial statements, taxes and compliance with securities legislation. The Corporation also agreed to indemnify the initial purchasers of the Senior Notes against any related tax liabilities arising from payments made with respect to the Senior Notes, except taxes on a Senior Noteholder's income. These indemnities generally extend for the term of the Senior Notes and do not provide for any limit on the maximum potential liability.

The Corporation is unable to estimate the maximum potential liability for these types of indemnities, as the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in these consolidated financial statements with respect to these indemnifications.

Property Leases

A subsidiary of the Corporation has agreed to indemnify landlords under its operating leases against liabilities, damages, costs, claims and actions resulting from damaged property, violations of lease covenants and accidents or injuries occurring on the leased property.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

While no claims have been made to date, the Corporation is unable to estimate the maximum exposure for these types of indemnities as the operating leases do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time.

The Corporation has operating leases relating primarily to real property leased for former Dominion Store locations.  Future minimum operating lease payments are $156,000 in 2007, $95,000 in 2008, $71,000 in 2009, $55,000 in 2010 and $15,000 in 2011.

Dispositions

In connection with certain dispositions of assets and/or businesses, the Corporation has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Corporation has also retained certain liabilities for events occurring prior to sale relating to tax, environmental, litigation and other matters. Generally, the Corporation has indemnified the purchasers in circumstances where a third party has asserted a claim against the purchaser that relates to a liability retained by the Corporation. These types of indemnities typically extend for a number of years or, in some cases, indefinitely.

While no claims have been made to date, the Corporation is unable to estimate the maximum potential liability for these indemnities, as the underlying agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Historically, the Corporation has not made any significant indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification agreements.

The Corporation continues to monitor the conditions that are subject to indemnities to identify whether it is probable that a loss has occurred.  The Corporation would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Claims for Contribution and Indemnities and Indemnification Agreements

(a)
With respect to certain former directors, the Corporation has entered into trust and contribution agreements with a third party trustee and deposited in trust the amount of $8.2 million at September 30, 2006 and March 31, 2006 to defend such directors from any claims made for which they would be entitled to indemnity pursuant to their indemnification agreements (see note 2(b)).

(b)
In May 2005, Black filed suit against Sun-Times in Delaware seeking payment of US$6.8 million in legal fees already incurred in connection with various lawsuits and investigations, and for advancement of certain of his legal fees going forward (see note 8(k)).  Sun-Times rejected Black's claims, filed a Counterclaim against him and filed a third-party claim against the Corporation as described below for equitable contribution.

In April 2006, Black and Sun-Times settled Black's advancement claims against Sun-Times.  The settlement calls for Sun-Times to pay $4.4 million to Black for certain legal fees already incurred, 75% of future fees related to his criminal prosecution and 50% of future fees related to certain other cases.  In the settlement and dismissal of Black's claims against Sun-Times, Sun-Times explicitly reserved the right to pursue its third-party claim against the Corporation.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

In June 2006, Sun-Times filed an amended third-party complaint against the Corporation for equitable contribution toward the amounts of legal fees Sun-Times has advanced and will in the future advance to Black, Boultbee, Radler and Amiel-Black.  Sun-Times argues that the Corporation should be required, as a matter of equity, to share Sun-Times' advancement costs because the Corporation is obligated to indemnify those same individuals under separate indemnity agreements.

(c)
On January 27, 2006, Black, Amiel-Black, Moffatt Management Inc. and Black-Amiel Management Inc. issued a Notice of Action against the Corporation, Sun-Times, Argus, RCL, RMI, Radler, Torys LLP and KPMG LLP seeking contribution and indemnity in respect of claims made against them (among others) in various proceedings in Canada and the United States.  On February 27, 2006, the plaintiffs issued a Statement of Claim against the defendants in respect of this contribution and indemnity claim.  As against the Corporation, the plaintiffs claim that they are entitled to contribution to the extent of the Corporation's own liability in the event that the plaintiffs are found jointly liable for any of the claims in the proceedings.  Black and Amiel-Black further claim indemnification from the Corporation for any and all liability, costs, charges and expenses incurred by them in connection with the proceedings by reason of their having been officers or directors of the Corporation.  This Statement of Claim was amended on November 8, 2006.

10.	OTHER LEGAL MATTERS

(a)
In 2005, the Corporation called a special meeting of the holders of Common Shares and Series II preference shares to be held on March 31,2005 to consider the Strategic Transaction.  On March 21, 23 and 24, 2005, a hearing was held by the OSC in connection with applications made by the Corporation and others for variations to the MCTO issued against the Corporation and Sun-Times in order to permit the Strategic Transaction to proceed.  On March 28, 2005, the OSC released its decision in which it stated that it was unable to form an opinion that it would not be prejudicial to the public interest to grant the relief sought by the Corporation and others in connection with the Strategic Transaction.  As a result, the OSC refused to grant the requested relief.  In light of the decision of the OSC, the Corporation's board of directors cancelled the special meeting of shareholders.

(b)
On March 29, 2005, the Corporation issued a Statement of Claim in the Ontario Superior Court of Justice against RCL, RMI, Moffatt Management Inc. and Black-Amiel Management Inc., as well as Black, Radler, Boultbee and Peter Atkinson ("Atkinson") (a former officer of the Corporation).  The claims made are for monetary damages from all defendants jointly and severally in the amount of $550 million, as well as reimbursement of certain amounts owing to the Corporation in the amount of approximately $86 million, plus accrued interest and costs.  The monetary damages include management fees and non-competition payments paid during the period since 1998, as well as reimbursement of fees and costs related to the Inspection and the Strategic Transaction.  The claims include diversion of corporate opportunities, breach of fiduciary duties and oppression.  Certain defendants have instituted motions to stay the action and strike some parts of the Statement of Claim.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

On February 27, 2006, a Statement of Claim was issued on behalf of the Corporation against RCL, RMI, 509643 N.B. Inc., 509644 N.B. Inc., 509645 N.B. Inc., 509646 N.B. Inc., 509647 N.B. Inc., Moffatt Management Inc., Black-Amiel Management Inc., Argus, Conrad Black Capital Corporation, Hollinger Aviation Inc., Mowitza Holdings, Inc., 364817 Ontario Limited, F.D. Radler Ltd., 1269940 Ontario Limited, 2753421 Canada Limited, Black, Amiel-Black, Radler, Boultbee, 1406684 Ontario Limited and Atkinson.  The Statement of Claim alleges that the defendants harmed the plaintiffs by, among other things, causing or engaging in:

▪	a series of transactions pursuant to which the Corporation's operating assets were sold to Sun-Times for below market value;

▪	the diversion of significant management fees to RCL (and others), which had been previously paid to the Corporation;

▪	a series of stock transactions conducted by the Corporation that enabled RCL to increase its ownership of the Corporation at no cost to RCL, but at significant cost to the Corporation;

▪
a series of improper and unfair public market debt financings wherein Black and certain of his associates caused the Corporation to loan money to RCL and to themselves personally at interest rates highly unfavourable to the Corporation and highly favourable to Black, RCL and the individual defendants;

▪	a pattern of improper conduct designed to enrich Black and the other defendants at the expense of the Corporation by misappropriating corporate opportunities of the Corporation;

▪
the diversion to the Corporation from Sun-Times of so-called "non-compete payments" arising from the sale by Sun-Times of certain of its U.S.-based community newspapers, which caused the Corporation significant damage; and

▪	the active concealment of wrongdoing from the Corporation's board of directors.

In total, the Corporation has claimed damages and other monetary relief against Black and the other defendants in excess of $750 million.

(a)
On August 18, 2006, pursuant to an Application by the Corporation brought without notice, the Ontario Superior Court of Justice granted a Mareva injunction against Black and Amiel-Black freezing their assets and those of entities controlled by them.  On September 29, 2006, the Court replaced the Mareva Injunction with a Consent Order continuing the freezing of the assets of Black, Amiel-Black and entities controlled by them, subject to the terms of a confidential settlement agreement, pending resolution of the claims which have been filed against them by the Corporation.On April 20, 2005, the Ontario Superior Court of Justice issued the Ravelston CCAA and Receivership Order (see note 3(b)).  At that time, the Ravelston Receiver was appointed as receiver of all of the assets of RCL and RMI, except for the shares of Sun-Times owned directly or indirectly by RCL (the "Excluded Shares").  The Ravelston CCAA and Receivership Order also provided, among other things, that until May 20, 2005 or such later date as the Court may order, no proceeding or enforcement process in any court or tribunal is to be commenced or continued against or in respect of either or both of RCL and RMI, and any such proceedings then under way (including the Corporation's lawsuit) pertaining to RCL and RMI were temporarily stayed.  On January 12, 2007, the stay of proceedings was extended to June 8, 2007.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

On May 18, 2005, the Ravelston CCAA and Receivership Order was extended to Argus and five of its subsidiaries, which collectively own, directly or indirectly, 61.8% of the outstanding Common Shares. Further, the Court approved the agreement between Sun-Times and the Ravelston Receiver pursuant to which Sun-Times altered its shareholders rights plan to exempt the Ravelston Receiver from its provisions by making it an "exempt stockholder", the effect of which was to allow the Ravelston Receiver to take control of the Excluded Shares.  The agreement further provided that Sun-Times would not object to the sale by the Ravelston Receiver of a number of Common Shares in order to pay for the costs of the receivership.  On June 12, 2006, the Court appointed the Ravelston Receiver as manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of RCL.

The Corporation and its subsidiaries have submitted a proof of claim in this receivership of RCL and RMI (the "Ravelston Entities").

On January 22, 2007, the Corporation served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation seeks an order confirming the secured obligations owed by RCL to the Corporation and declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation claims that the secured obligations owing by RCL total more than $25 million.  Sun-Times has served materials seeking, inter alia, to stay that motion.

On January 25, 2007, the Ontario Superior Court of Justice commenced a hearing into a motion brought by the Ravelston Receiver seeking, among other things, approval of a plea agreement negotiated with the U.S. Attorney's Office in respect of indictments laid in the United States against RCL.  The motion was supported by the Corporation and Sun-Times and was opposed by Black, Conrad Black Capital Corporation, White and PGWML.

On February 7, 2007, the Ontario Superior Court of Justice released its decision in respect of the motion brought by the Ravelston Receiver.  In this decision, the Ontario Superior Court of Justice granted the Ravelston Receiver's motion and authorized the Ravelston Receiver to enter into the plea agreement.  Black, Conrad Black Capital Corporation, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Ontario Superior Court of Justice.  On March 5, 2007, the U.S. Court accepted RCL's guilty plea in accordance with the plea agreement.

(b)
In September 2004, Catalyst applied to the Ontario Superior Court of Justice for an order removing a majority of the Corporation's Board of Directors (including Black, Radler, Boultbee, Amiel-Black and White) on the basis that they had acted in a manner oppressive to the Corporation's minority shareholders.  Black resigned as a director and officer of the Corporation on November 2, 2004, immediately prior to the commencement of the hearing of the application.  On November 18, 2004, the Honourable Mr. Justice Campbell ordered the removal of three of the Corporation's directors, namely Amiel-Black, Boultbee and Radler.  White was subsequently removed from the Corporation's board of directors by order dated June 8, 2005 (the "Removal Order").  Black, Amiel-Black and Boultbee appealed the November 18, 2004 order, however, these appeals were ultimately abandoned.  White appealed the Removal Order.  White's appeal of the Removal Order was dismissed by the Ontario Court of Appeal in March 2006.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(c)
On May 19, 2005, White commenced proceedings against the Corporation for an order, that the Corporation indemnify him for all costs, charges and expenses that he reasonably incurred in responding to the applications for his removal from the Corporation's board of directors.  By order dated June 8, 2005, the Honourable Mr. Justice Campbell dismissed White's application (the "Dismissal Order").  White's appeal of the Dismissal Order was also dismissed by the Ontario Court of Appeal in March 2006.

(d)
On October 25, 2006, pursuant to a motion brought by the Corporation without notice, the British Columbia Supreme Court granted a temporary Mareva injunction against Radler and F.D. Radler Ltd. freezing their assets.  On November 14, 2006, the Honourable Madam Justice Wedge of the British Columbia Supreme Court refused an Application by the Corporation to extend this Mareva injunction.  The Corporation's motion for leave to appeal was dismissed.

(e)
On July 6, 2006, counsel for Black served a demand letter on the Corporation demanding repayment of the sum of approximately $20.4 million advanced by Black to Sun-Times on July 16, 2004 in satisfaction of the Delaware Chancery Court judgment dated June 28, 2004 (in respect of the non-compete payments that were diverted from Sun-Times to the Corporation).  Black also demanded associated costs in the amount of $192,000, plus interest.  On December 13, 2006, Black served a Notice of Action and Statement of Claim on the Corporation pursuant to which Black seeks damages in the amount of these demanded repayments (see note 3(f)).

(f)
On November 3, 2004, Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. commenced an action in the State of New York against Sugra (Bermuda) Limited ("Sugra Bermuda"), a subsidiary of Sun-Times, and the Corporation.  The action alleged that Sugra Bermuda defaulted under the terms of a 1995 aircraft lease agreement and that the Corporation is a guarantor of Sugra Bermuda's obligations under the lease.  The plaintiffs sought US$5.1 million in damages, plus interest at the rate of 18% per annum and attorney's fees.  On December 22, 2005, the Corporation settled the litigation with Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. and paid US$0.8 million as its share of the settlement.  The settlement and legal costs related thereto, aggregating $1.1 million, were expensed in 2004.

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Derivative Financial Instruments

Other than stock options, the Corporation does not currently hold or issue derivative financial instruments.

(b)	Credit Risk

The Corporation's principal credit risks relate to:

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(i)	amounts due from related parties which are the subject of litigation; and

(ii)	amounts due under terms of vendor take-back mortgages provided in sales of its real estate holdings.

The Corporation has assessed collectibility and has taken an allowance where necessary.

(c)	Interest Rate and Currency Risk

All of the Corporation's third-party debt is at a fixed rate of interest and denominated in US dollars.

Amounts held in the SEC escrow account (see note 2(a)) are in US dollars.

(d)	Market Risk

The Corporation's investment in Sun-Times represents substantially all of its investments in publicly traded securities and is subject to the risk of fluctuations in the market price of those shares.

The Corporation's Series II preference shares are exchangeable for a fixed number of Sun-Times Class A share. As a result, such shares are valued at an amount equivalent to the market price of the underlying Sun-Times Class A share for which they are exchangeable. While the carrying value of these exchangeable shares will fluctuate with the market price of Sun-Times Class A share, this market risk is mitigated by the Corporation's holding of such Sun-Times Class A share.

12.	SEGMENT INFORMATION

The Corporation has two reportable segments: (i) publishing, printing and distribution of newspapers; and (ii) holding of income producing real estate properties. The Corporation's newspaper segment is held through its Costa Rican subsidiary, ELR.  The Corporation's real estate properties are held through its subsidiary, Domgroup and are located in Canada.  The Corporation's dividend income is derived from its investment in Sun-Times located in the United States.  Segment data not specifically attributable to the Corporation's reportable segments is presented under Corporate.  The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Corporation evaluates performance based on profit or loss from operations before income taxes, not including non-recurring gains and losses and foreign exchange gains and losses. The Corporation's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different management and operating strategies.

	June 30, 2006
	Revenues For the three-month period	Property and Equipment	Total Assets
Canada	$964	$768	$80,851
United States	884	-	140,870
Costa Rica	838	786	1,572

	$2,686	$1,554	$223,293

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

	June 30, 2005
	Revenues For the three- month period	Property and Equipment	Total Assets
Canada	$1,030	$11,067	$126,024
United States	2,036	-	193,313
Costa Rica	769	932	1,864
	$3,835	$11,999	$321,201

	Three months ended June 30, 2006
	Newspaper	Real Estate	Corporate	Totals

Revenues	$838	$278	$-	$1,116
Dividend income	-	-	884	884
Interest income - third party	-	124	562	686
Interest and other - related party	-	-	-	-
Total revenues	838	402	1,446	2,686
Interest expense - third party	-	-	3,605	3,605
Interest expense - related party	-	-	1,861	1,861
Amortization	35	9	49	93
Income taxes (recovery)	31	(565)	(175)	(709)
Segment net profit (loss)	$72	$(1,017)	$(13,960)	$(14,905)

Segment property and equipment	$786	$45	$723	$1,554

Additions to property and equipment	$-	$-	$-	$-
Total assets	$1,572	$75,944	$145,777	$223,293

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

	Three months ended June 30, 2005
	Newspaper	Real Estate	Corporate	Totals

Revenues	$769	$409	$-	$1,178
Dividend income	-	-	2,037	2,037
Interest income - third party	-	41	579	620
Interest and other - related party	-	-	-	-
Total Revenue	769	450	2,616	3,835
Interest expense - third party	-	-	3,942	3,942
Interest expense - related party	-	-	1,812	1,812
Amortization	44	32	65	141
Income taxes (recovery)	-	(84)	(2,277)	(2,361)
Segment net profit (loss)	$(94)	$(38)	$(20,870)	$(21,002)

Segment property and equipment	$932	$3,266	$7,801	$11,999

Additions to property and equipment	$40	$69	$-	$109
Total assets	$1,864	$76,513	$242,824	$321,201

13.	SUBSEQUENT EVENTS

(a)
On July 13, 2006, Stanley M. Beck, Chairman of the board of directors of the Corporation, and Randall C. Benson, CRO and a director of the Corporation, submitted their resignations from the Sun-Times board of directors.

(b)
On August 18, 2006, the Corporation brought a Motion, without notice, against Black and Amiel-Black.  On the same date, the Ontario Superior Court of Justice granted a Mareva injunction order against Black, Amiel-Black and entities controlled by them.  On September 29, 2006, the Ontario Superior Court of Justice issued a consent order that continues to freeze the assets of Black, Amiel-Black and entities controlled by them subject to the terms of a confidential settlement agreement. The consent order replaces the order previously granted by the Court and is designed to preserve the assets of Black, Amiel-Black and entities controlled by them pending resolution of claims which have been filed against them by the Corporation and certain of its subsidiaries.

(c)
On each of September 1, 2006 and March 1, 2007, the Corporation paid US$6.0 million of interest on the Senior Notes.  While there are certain continuing defaults under the Senior Notes, there are no payment defaults.

(d)
On October 18, 2006, Sun-Times issued a press release titled "Sun-Times Media Group Provides Outlook For 2006 Third Quarter Performance".  The release states that "[Sun-Times] expects that the weakness in the Chicago newspaper advertising market that [Sun-Times] experienced during the first two quarters of 2006 continued and accelerated through the third quarter".  As a result, the release states, "...[Sun-Times'] Board of Directors and management are considering a range of options to address the resulting significant shortfall in performance and cash flow, including a review of [Sun-Times'] dividend policy".  On December 13, 2006, Sun-Times announced that its board of directors has voted to suspend Sun-Times' quarterly dividend of five cents ($0.05) per share.

(e)
On October 25, 2006, pursuant to a motion brought by the Corporation without notice, the British Columbia Supreme Court granted a temporary Mareva injunction against Radler and F.D. Radler Ltd. freezing their assets.  On November 14, 2006, the Honourable Madam Justice Wedge of the British Columbia Supreme Court refused an Application by the Corporation to extend this Mareva injunction.  The Corporation's motion for leave to appeal was dismissed.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(f)
On October 31, 2006, Domgroup entered into an agreement to sell the real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million. Pursuant to the sale, Domgroup  received cash of $9.8 million, together with a vendor take-back mortgage.  The mortgage is interest-free for the period from October 31, 2006 to October 31, 2008, and thereafter earns interest at 4.95%, calculated and payable quarterly.  The whole of the principal sum of $9.8 million is due on October 31, 2009 with interest receivable on the last day of each of January, April, July and October 2009, the first payment of which becomes due on January 31, 2009.

(g)	In December 2006, TSI entered into an agreement to sell the property at 10 Toronto Street to Morgan Meighen & Associates for $14 million. The sale is scheduled to close in May 2007.

(h)
As disclosed in note 10(g), on December 13, 2006, Black served a notice of action and statement of claim on the Corporation pursuant to which Black seeks damages in the amount of approximately $20.4 million and associated costs in the amount of $192,000, plus interest, relating to amounts paid by Black to Sun-Times on July 16, 2004 in satisfaction of the Delaware Chancery Court judgment dated June 28, 2004 in respect of the non-competition payments.

(i)
On January 16, 2007, the Corporation announced that Benson would be stepping down as CRO of the Corporation after a short transition period, following which Voorheis, a director of the Corporation and Chairman of the Litigation Committee, would be appointed Chief Executive Officer.  Pursuant to the Advisory Agreement MOA, Benson will cease to serve as the CRO of the Corporation not later than March 7, 2007 and at such time the Advisory Agreement will terminate.  The Advisory Agreement MOA also provides that in consideration of the services rendered and milestones achieved pursuant to the terms of the Advisory Agreement, the Corporation will pay Benson Consulting $1.0 million.  On January 15, 2007, the Corporation and VC & Co. Incorporated, a corporation controlled by Voorheis, entered into the Voorheis Engagement Agreement, pursuant to which Voorheis agreed to act as senior executive of the Corporation subject to the satisfaction of certain conditions.

(j)
On January 19, 2007, four of the former directors (Walker, Carroll, Metcalfe and Wakefield) issued a Statement of Claim action against the Corporation in the Ontario Superior Court of Justice claiming $4.0 million of management and directors' fees, which are asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of their time to defend the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the former directors and punitive damages of $0.5 million.  The entitlement of the former directors to these amounts (other than punitive damages) is already before the Ontario Superior Court of Justice as part of the Corporation's motion to review the compensation of the former directors.

(k)
(i)     On January 22, 2007, the Corporation and its wholly owned subsidiary Domgroup served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation and Domgroup seek an order confirming the secured obligations owned by RCL to the Corporation and Domgroup and declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation and Domgroup claim that the secured obligations owing by RCL total more than $25 million.  Sun-Times has served materials seeking, inter alia, to stay that motion.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
 June 30, 2006

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(l)
On January 25, 2007, the Ontario Superior Court of Justice commenced a hearing into a motion brought by the Ravelston Receiver seeking, among other things, approval of a plea agreement negotiated with the U.S. Attorney's Office in respect of indictments laid in the United States against RCL.  The motion was supported by the Corporation and Sun-Times and was opposed by Black, Conrad, Black Capital Corporation, White and PGWML.

(m)
On February 7, 2007, the Ontario Superior Court of Justice released its decision in respect of the motion brought by the Ravelston Receiver.  In this decision, the Ontario Superior Court of Justice granted the Ravelston Receiver's motion and authorized the Ravelston Receiver to enter into the plea agreement.  Black, Conrad Black Capital Corporation, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Ontario Superior Court of Justice.  On March 5, 2007, the U.S. Court accepted RCL's guilty plea in accordance with the plea agreement.

(n)	On January 31, 2007, Domgroup sold the real property located at 280 Hurontario Street, Collingwood, Ontario to Charis Developments Ltd. for $2.81 million.

(o)	On February 14, 2007, the Corporation filed a Schedule 13D with the SEC in respect of its shareholdings in Sun-Times. The Schedule 13D filing states in part:

[The Corporation is] considering proposing changes to the Board of Directors of [Sun-Times] (other than with respect to the Special Committee of the Board of Directors), including nominating one or more members to the Board of Directors of [Sun-Times] and voting all of [its] shares of Class A Common Stock and Class B Common Stock in favor of such nominee or nominees.  As of the date hereof, none of the current members of the Board of Directors of [Sun-Times] were nominated by [the Corporation].

On an on-going basis, [the Corporation] expect[s] to consider and evaluate the alternatives available with respect to [its] investment in [Sun-Times] to enhance and maximize value for all shareholders and other stakeholders of Hollinger (which alternatives may include proposing changes to the Board of Directors of [Sun-Times] (other than with respect to the Special Committee of the Board of Directors) and seeking representation on the Board of Directors of [Sun-Times]).  [The Corporation has] in the past engaged, and may from time-to-time in the future engage, in discussions with the management and other representatives of [Sun-Times], as well as other shareholders of [Sun-Times], regarding [Sun-Times]'s business and operations, [Sun-Times]'s strategic plan and other matters.

(p)
On February 26, 2007, the Corporation announced that it entered into an agreement to settle all of its disputes with five of its former directors (Walker, Carrol, Metcalfe, Wakefield and Vale), more particularly described in note 12(n) and 13(i).

Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors holding an aggregate of $8.2 million in cash have been collapsed.  An aggregate of $1.25 million was paid to the former directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6.0 million for unpaid directors fees.  An additional $0.7 million was paid out of the trusts towards the legal fees and disbursements of the former directors.  The balance of approximately $6.0 million was returned to the Corporation.  All legal proceedings between the parties will be dismissed and the paid have released each other from all claims.

(q)
On February 27, 2007, the final disbursement of escrow funds under the escrow agreement with the SEC (discussed in notice 2(a)) occurred.  As a result, the agreement was not extended and has terminated in accordance with its terms.

(r)
At the close of business on March 1, 2007, the closing trading price of the Class A Shares of Sun-Times was US$5.41.  Based on this trading price, the market value of the corporation's holdings in Sun-Times was US$85.3 million.  As of March 1, 2007, there was approximately US$81.1 million aggregate collateral security the US$78.0 million principal amount of the Senior Notes and the US$15.0 million principal amount of the Second Priority Notes outstanding.